Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Inland American Real Estate Trust, Inc.:

We consent to the use in the Supplement No. 5 dated April 1, 2009 to the prospectus dated January 7, 2009 to the Registration Statement (No. 333-139504) on Form S-11 of our report dated March 30, 2009, with respect to the consolidated balance sheets of Inland American Real Estate Trust, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations and other comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the related financial statement schedule III, appearing in the Supplement No. 5, which is part of the Registration Statement.

/s/ KPMG LLP

Chicago, Illinois

April 1, 2009